UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-4928

DUKE ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

526 S. Church Street, Charlotte, NC 28202, (704) 594-6200

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Preferred Stock, par value $100

6.375% Cumulative Preferred Stock A, 1993 Series

(Title of each class of securities covered by this Form)

Common Stock

Preference Stock Purchase Rights

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
6.375% Cumulative Preferred Stock A, 1993 Series	0
Preferred Stock, par value $100	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Duke Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 2, 2006	By:	/s/ Robert T. Lucas III

		Name:	Robert T. Lucas III
		Title:	Assistant Secretary